VIA EDGAR

October 5, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mary Mast
Vanessa Robertson Joel Parker Jim Rosenberg

Re:	SEC Comment Letter dated August 9, 2012
Novavax, Inc. Form 10-K for the year ended December 31, 2011 Filed on March 14, 2012 Form 10-Q for the quarterly period ended March 31, 2012 Filed on May 9, 2012 File No. 000-26770

Ladies and Gentlemen:

On behalf of Novavax, Inc. (the “Company”), this letter is to confirm our receipt of the SEC’s oral comments during my telephone conversation with Ms. Robertson of the staff of the Securities and Exchange Commission on October 2, 2012. I have advised Ms. Robertson that our response to these oral comments letter would be provided by October 31, 2012.

Very truly yours,

/s/ John A. Herrmann III

John A. Herrmann III

Vice President, General Counsel & Corporate Secretary